RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

First Quarter Ended March 31, 2015

44 Victoria Street, Suite 400, Toronto, Ontario M5C 1Y2   Tel: 416-766-2804
Toll free: 1-866-365-4706   Fax: 416-642-2299
E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

TABLE OF CONTENTS

INTRODUCTION	3
DEFINITIONS	3
COMPANY OVERVIEW AND STRATEGY	4
HIGHLIGHTS	4
THE PEA	5
ABORIGINAL CONSULTATIONS	7
OTHER RED LAKE PROJECTS	7
UNITED STATES EXPLORATION	7
CORPORATE DEVELOPMENTS	8
QUALIFIED PERSONS AND QUALITY ASSURANCE	8
RISKS AND UNCERTAINTIES	9
OPERATING RESULTS	9
USE OF PROCEEDS FROM FINANCINGS	10
SUMMARY OF QUARTERLY RESULTS	10
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	11
CASH FLOWS	11
FINANCIAL INSTRUMENTS	12
OFF-BALANCE SHEET ARRANGEMENTS	12
PROVISION FOR CLOSURE AND RECLAMATION	12
COMMITMENTS AND CAPITAL LEASE OBLIGATIONS	13
CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES	13
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	16
OUTSTANDING SHARE DATA	17
INTERNAL CONTROL OVER FINANCIAL REPORTING	17
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	17
ADDITIONAL INFORMATION	17
FORWARD-LOOKING STATEMENTS	17
APPROVAL	19

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated May 14, 2015, includes financial information from, and should be read in conjunction with, the consolidated financial statements for the three months ended March 31, 2015.  It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2014 and the accompanying MD&A for the year ended December 31, 2014.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward-looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, statement of comprehensive loss, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian-based company that has been primarily involved in the acquisition, exploration and development of mineral property interests in Canada and the United States. The Company’s key asset is the Phoenix Gold Project (hereinafter defined) located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and other significant land packages in Nevada and Utah, United States. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the Securities and Exchange Commission (“SEC”) in the United States. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) in Canada under the symbol ‘RMX’ and on the NYSE MKT Exchange in the United States under the symbol ‘RBY’.

DEFINITIONS

The following terms are used in this MD&A:

“F2 Gold System” is a gold mineralized system located at the Phoenix Gold Property composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 m (3,937 ft) and a depth extent of 1,650 m (5,413 ft) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold System for over 1,500 m (approximately 5,000 ft) and to depths up to 750 m (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mines. The F2 Gold System is 420 m southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“PEA” means the amended and restated National Instrument 43-101 technical report titled “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario”, prepared by SRK Consulting (Canada) Inc., dated effective June 25, 2013 and filed on SEDAR on February 28, 2014.

“Phoenix Gold Project” The Phoenix Gold Project is the construction and development of an underground gold mine and mill with a projected initial production rate of approximately 1,250 tonnes per day located on the Phoenix Gold Property, as described in the Phoenix Project Closure Plan that was filed in December 2011 pursuant to the Mining Act (Ontario).

“Phoenix Gold Property” is the property containing the Phoenix Gold Project located in Bateman Township, Municipality of Red Lake, Ontario, Canada,

COMPANY OVERVIEW AND STRATEGY

Rubicon is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of projected initial production is mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for projected initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district and approximately 350 square miles of mineral property interests located in the emerging Long Canyon gold district that straddles the Nevada-Utah border in the United States. Rubicon’s common shares are listed on the NYSE MKT (RBY), with its common shares listed on the Toronto Stock Exchange (RMX).

Rubicon is nearing the completion of the construction and development of its 100%-wholly owned Phoenix Gold Project in Red Lake, Ontario.  Between October 1, 2013 and March 31, 2015, the Company has spent approximately $384 million on the construction and development of the Phoenix Gold Project.  In 2013, the Company delivered an improved updated mineral resource estimate, with indicated resources totaling 1.129 million ounces of gold based on 4.12 million tonnes grading 8.52 grams per tonne of gold (“g/t Au”) and inferred resources totaling 2.219 million ounces of gold based on 7.45 million tonnes grading 9.26 g/t Au.

The Company delivered a positive PEA with an effective date of June 25, 2013 and an issue date of February 28, 2014. In the PEA, the Phoenix Gold Project would potentially generate an after-tax internal rate of return (“IRR”) and net present value (“NPV”) of 27% and $531.0 million, respectively, based on a gold price assumption of US $1,385 per ounce, and a CAD/USD exchange rate of 1.05:1.

Since the Company released the Preliminary Economic Assessment in 2013, Rubicon has conducted and completed a number of technical studies including a study assessing the crown pillar, a study and analysis of the results of a 38,000-metre infill and definition drilling program in the upper levels of the deposit, and a study and analysis of chip and muck samples collected from stope development. Considerable additional information will be collected on ground support, dilution, and drill patterns during the trial stoping phase.  These additional technical studies conducted to date continue to support our view of the commencement of projected initial production in mid-2015.

Rubicon’s strategy is to become a mid-tier gold producer through the construction and development of the Phoenix Gold Project and increase the mineral resources through further exploration at its Phoenix Gold Project, its extensive Red Lake holdings, and Nevada-Utah land packages.

HIGHLIGHTS

Phoenix Gold Project – Construction and Development Highlights

Phoenix Gold Project milestones include:

●	The Phoenix Gold Project construction and development remains on schedule for projected initial production in mid-2015;

●	Mill construction remains on schedule. Piping, electrical and surface conveyor construction are nearing completion. The Company has commenced the commissioning of the following areas at the mill:
o	Semi-autogenous grinding (“SAG”) and ball mills
o	Sulfur dioxide (SO2) plant

o	Elution circuit
o	Mill thickener
o	Service and process water tanks
o	Reagent area
o	Control room equipment

●
The Company has eight stopes in various stages of development between the 122- and 305-metre levels.  Rubicon has a stockpile of approximately 11,600 tonnes of mineralized material.  Longhole drilling is underway in the first trial stope;

●
As of April 12, 2015, the Company has completed approximately 6,834 m of 8,023 m (or 85%) of the original underground development (lateral and vertical) planned prior to the start of projected initial production.  As previously disclosed, management believes it has identified approximately 430 metres of off-ramp development that can be eliminated from the development plan;

●
The tailings management facility is ready to accept approximately two years of tailings.  Remaining surface and on-site construction are near completion and are not on the critical path to projected initial production.

Construction and Development Update and Outlook

Construction and development of the Phoenix Gold Project remains on schedule for projected initial production in mid-2015, based on current knowledge and planning by management of the Company.

As of March 31, 2015, the capital cost estimate to projected initial production is approximately $33.0 million, on a go-forward basis.

Once the Company has reached projected initial production, it will move to a commissioning phase which will include continued development and test work.  Declaration of commercial production will be primarily based on achieving average throughput of 70% of 1,250 tonnes per day (“tpd”) or 875 tpd for at least 60 consecutive days.

Exploration

The Company completed its 38,000 m infill drilling program at the end of 2014.  Results from the 38,000 m infill drilling program confirm the Company’s expectations of the F2 Deposit with respect to continuity of mineralization and grade.  The Company has continued with the definition drilling program at the 244-metre level, which will further tighten the drill hole spacings to 12.5 m or less. Details of historical drilling results are available on the Company’s web site at www.rubiconminerals.com.

The Company completed a 9,553-metre regional exploration program that focused on the potential northern extension of the F2 Deposit.  Assay results are pending.  This program followed up on the high-grade intercepts discovered from previous drilling. The target areas are located within 1.0 kilometre of planned underground development at the Phoenix Gold Project.

THE PEA1

On June 25, 2013 the Company announced positive results and highlights from a preliminary economic assessment and an updated mineral resource estimate completed by SRK for the F2 Gold System, which comprises part of the Company’s flagship Phoenix Gold Project, located in Red Lake, Ontario. A technical report documenting the preliminary economic assessment was filed on SEDAR on August 9, 2013 in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The preliminary economic assessment filed on August 9, 2013 was superseded in full by the PEA dated effective June 25, 2013 and filed on SEDAR on February 28, 2014. The report can be viewed at www.sedar.com, www.sec.gov/edgar.shtml and the Company’s website at www.rubiconminerals.com. The summary below does not take into account the review by the Company of planned construction schedules.

The PEA2F Highlights:

●
On a go-forward basis, using a gold price of US$1,3851 per ounce, the Phoenix Gold Project base case demonstrates an after-tax IRR1 of 27.0% and a 5.0% discounted after-tax NPV1 of $531.0 million; on a pre-tax basis, IRR and NPV are 28.7% and $650.0 million, respectively;

●	Total life of potential mine (“LOM”) projected gold production of 2.19 million ounces, an 18.0% increase over the previous conceptual production plan;

●	Average annual LOM projected gold production is 165,300 ounces, production is expected to peak at 242,000 ounces in year 2022;

●	The primary projected mining method is intended to be longhole stoping (“longhole”); 90% of the LOM production is planned to come from longhole stopes and 10% from cut-and-fill mining;

●	Average grade of mill feed is 8.1 g/t Au at a cut-off grade of 5.0 g/t Au; external dilution of 15% was applied to the conceptual mine plan, plus internal dilution of 26%;

●
Average LOM cash operating cost4F2 is $629 per recovered ounce or $151 per tonne.  Including a 1.5% royaltyF3 the average LOM total cash operating cost is $651 per recovered ounce of gold or $156 per tonne;

●	Average LOM all-in sustaining cash costs4 are $845 per ounce or $203 per tonne;

●	Average annual post-tax cash flow from operations is $69.0 million;

●	Average daily LOM throughput is approximately 1,900 tpd.

1    Based on a 30-day trailing spot gold price assumption of US$1,385 per ounce and a CAD/USD consensus exchange rate of 1.05:1.00 (Source: Bloomberg $CDN/$US FX Forecast 2013 through 2017, as of June 18, 2013).
2    Cash operating costs include mining and development costs only and exclude royalties, gold streams, all capital costs, exploration and corporate overheads.
3    Assumes Rubicon exercises its right to purchase a 0.5% from the 2.0% NSR that Franco-Nevada Corporation currently owns in respect of the Phoenix Gold Project water claims for US$675,000.
4   All-in sustaining cash costs include operating costs, royalties and sustaining capital and do not include any pre-production capital expenditures, allocation of estimated corporate overhead costs or exploration costs. The cost of the gold stream transaction with Royal Gold is not included in this number.

The Company believes the new proposed mining methods considered in the PEA7Fwill most efficiently exploit the F2 deposit. The implementation of the new proposed methods have increased the capital cost of developing the Project compared to the preliminary economic assessment released in 2011.

Updated Phoenix Gold Project Mineral Resource Estimate Highlights:

●	Increased indicated mineral resources by 111% to 1.129 million ounces of gold in 4.12 million tonnes grading 8.52 g/t Au using a 4.0 g/t Au cut-off grade;

●	Block model demonstrates substantial continuity of mineralization and an average horizontal thickness of 7.8 m (based on 4.0 g/t Au cut-off estimated using tonne weighted average thickness per level);

●	Reported inferred mineral resources of 2.219 million ounces of gold on 7.45 million tonnes grading 9.26 g/t Au using a 4.0 g/t Au cut-off grade; and

●	Updated mineral resource estimate includes approximately 116,000 m of additional drilling (90% infill) since the 2011 mineral resource estimate.

Recommendation from SRK and Continuing Studies

SRK determined that the results of the PEA support the continued advancement of the Phoenix Gold Project and work related to further technical studies. No production decision was made at the time of filing of the PEA. SRK concluded that such a decision, if reached, would require additional technical studies and ongoing evaluation by Rubicon of the construction and development of the Phoenix Gold Project and would not be based solely on the PEA.

ABORIGINAL CONSULTATIONS

Consultations are ongoing with local First Nation and Métis communities.

OTHER RED LAKE PROJECTS

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake area which were acquired for their high geological potential to host gold mineralization. Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these additional properties has been temporarily put on hold, however, the Company considers these projects to be of strategic importance for future exploration. The Company is continuing the geological compilation studies on several of its Red Lake projects to identify targets for future exploration programs.

UNITED STATES EXPLORATION

Nevada and Utah

Rubicon controls approximately 350 square miles of variable fee simple mineral property interests in the emerging Long Canyon gold district that straddles the Nevada-Utah border in the United States.

West Kirkland Mining Inc. held an option over the Company’s Nevada and Utah properties and did not incur the required minimum earn in expenditures during 2014.  As a result Rubicon terminated the agreement effective February 18, 2015.

Rubicon has begun the process of exploring options to obtain value for the Nevada and Utah properties and continues to believe the properties are highly prospective.

CORPORATE DEVELOPMENTS

Power Agreements

In February 2015, the Company entered into a series of agreements to secure the remaining hydroelectric grid power requirements for the Phoenix Gold Project.  On February 25, 2015, the Company posted security of $7.8 million, in the form of a letter of credit, to secure these obligations.

The cost to the Company as a result of these agreements is dependent on a number of factors including the cost to construct the required power line upgrades and power usage levels over the life of the agreements.  The estimated cost of the power infrastructure agreements to the Company is estimated to be between $9.3-$23.1 million, of which $0.7 million was paid during the three months ending March 31, 2015, with the balance expected to be settled between 2016 and 2018.

Subsequent Events

On April 9, 2015, the Company closed a bought deal private placement financing of 23,600,000 common shares on a “flow-through” basis under the Income Tax Act (Canada) at a price of $1.28 per flow-through share for aggregate gross proceeds of $30.2 million.  The gross proceeds from the offering will be used to incur eligible Canadian Exploration Expenses.  The proceeds are inclusive of an overallotment option that was fully exercised on closing.  In connection with the offering, the Company estimates it will incur share issuance costs of $1.7 million including an underwriter’s commission representing 5% of the gross proceeds.

On April 10, 2015, the Company replaced a restricted deposit with a surety bond in the amount of $3.5 million as security for reclamation and closure obligations of the Phoenix Gold Project with the Ontario Ministry of Northern Development and Mines.  The annual premium of the surety bond is 2.75%.  The previously provided security of $3.4 million for reclamation and closure obligations, in the form of restricted deposits, was refunded to the Company on April 20, 2015.

On May 12, 2015 the Company entered into a financing agreement with CPPIB Credit Investments Inc., a wholly-owned subsidiary of the Canadian Pension Plan Investment Board (“CPPIB”), for a US $50 million secured loan facility.  The loan facility has a five-year term that will mature on May 12, 2020, with the entire principal amount payable at maturity.  The loan facility bears an annual cash interest rate of 7.5%, compounded quarterly.  In consideration for the loan facility, the Company issued 10,000,000 warrants to CPPIB.  Each warrant gives the holder the right to purchase one common share in the Company for a price of $1.715 exercisable up to and including May 12, 2020.  The proceeds from the loan facility will be used for the development of the Phoenix Gold Project and to provide adequate working capital and flexibility to optimize the Phoenix Gold Project during the ramp-up period to potential commercial production.

QUALIFIED PERSONS AND QUALITY ASSURANCE

Phoenix Gold Project drill core assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. All assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals, a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

The content relating to the PEA has been read and approved by SRK staff including Mr.  Sébastien Bernier, P.Geo., Principal Consultant (Resource Geology), Mr. Glen Cole, P.Geo., Principal Consultant (Resource Geology), and Mr. Stephen Taylor P. Eng., Principal Consultant (Mining) and Mr. Pierre Roy,

ing., P. Eng., of Soutex Inc., all independent Qualified Persons as defined by NI 43-101. The PEA was prepared by SRK with metallurgical and processing contributions from Soutex Inc. Individual contributing authors are Mr. Sébastien Bernier, Mr. Glen Cole, Mr. Stephen Taylor, and Mr. Dan Hewitt of SRK and Mr. Pierre Roy ing., P. Eng., of Soutex Inc. All are independent Qualified Persons as defined by NI 43-101.

Phoenix Gold Project operations, including engineering studies and ongoing development are currently supervised and verified by, and except with respect to the third party prepared PEA, any operating technical data disclosed in this MD&A has been verified by, and the technical operating disclosures in this MD&A, have been approved by Daniel Labine, P. Eng., Vice President Operations for Rubicon, a Qualified Person as defined in NI 43-101.

Mark Ross, B.Sc., P. Geo., Chief Mine Geologist for the Company and Howard Bird, B.Sc. (Hons.), P.Geo., Vice President, Exploration for the Company, are Qualified Persons and employees of the Company and have reviewed and approved the disclosure of technical and scientific information included in this MD&A.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, permitting risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form (“AIF”), dated March 27, 2015, for the year ended December 31, 2014, on file at www.sedar.com and www.sec.gov/edgar.shtml.

OPERATING RESULTS

Three Months ended March 31, 2015 compared to the Three Months ended March 31, 2014

For the three months ended March 31, 2015 the Company had a net loss of $9.4 million and a net loss per share of $0.03 compared to a net loss of $4.3 million and a net loss per share of $0.01 for the three months ended March 31, 2014, an increased loss of $5.1 million.  Other comprehensive income (loss) for the three months ended March 31, 2015 was $(0.1) million compared to other comprehensive income of $0.3 million for the prior year comparative period, a decrease of $0.4 million.

Significant factors in line items that caused the change in net loss and comprehensive loss for the three months ended March 31, 2015 as compared to the three months ended March 31, 2014 were as follows:

●
Foreign exchange losses increased by $4.5 million due to movement in the Canadian / US dollar exchange rate and its effect on the Company’s Gold Stream Facility liability which will be settled with gold denominated in US dollars and on the US dollar denominated cash and cash equivalents held by the Company;

●
Fair value loss on the Company’s Gold Stream Facility increased by $1.2 million relating to changes in forecasted gold prices, interest rates, and accretion during the three months ended March 31, 2015.  The fair value adjustment in the first quarter of 2014 was minimal as only a portion of the deposit was received as of March 31, 2014;

●	Salaries and benefits increased by $0.4 million as the Company added administrative staff during the year required to support the Company’s increased operations;

●	General and administrative costs increased by $0.2 million due to an increase in office expenses required to support the Company’s increased operations;

●
Share based compensation increased by $0.8 million primarily due to the introduction of a long-term incentive plan and the timing of issuance of increased stock options in the three months ending March 31, 2015;

●	Consulting and professional fees decreased by $2.3 million due to non-recurring professional and advisory fees incurred during the first quarter of 2014 in connection with the Gold Stream Facility;

●
Other comprehensive income decreased by $0.4 million on fair value adjustment of available for sale financial instruments, reflecting a decrease in market value, and a realized loss on sales of marketable securities as the Company disposed of these assets in the three-months ending March 31, 2015.

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to March 31, 2015
March 12, 2014 Public Offering
$107.4 million in net proceeds; $93.4 million to be used for development of the Phoenix Gold Project and $14.0 million for exploration and general working capital.	As of March 31, 2015 all funds have been committed from this offering as planned.

SUMMARY OF QUARTERLY RESULTS

The following results are based on the unaudited condensed consolidated interim financial statements.

	2015 First Quarter	2014 Fourth Quarter	2014 Third Quarter	2014 Second Quarter	2014 First Quarter	2013 Fourth Quarter	2013 Third Quarter	2013 Second Quarter
	$	$	$	$	$	$	$	$
Interest and other income	133	352	505	575	235	299	371	506
(Gain) loss on sale of investments	24	-	-	-	-	-	(2)	-
Net loss	9,376	2,836	1,052	2,959	4,308	2,081	3,038	1,450
Basic and fully diluted net loss per share	0.03	0.01	0.00	0.01	0.01	0.01	0.01	0.01

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

Overall, quarterly losses should tend to increase due to increased administration costs to support an expanding exploration and development program. Other factors generally causing significant variations in results between quarters include share-based compensation, fair value adjustments on the gold stream facility, foreign exchange gains and losses, gain or loss on sale of investments and mineral property option payments received in excess of property costs.  See operating results, above, for discussion of movement in net loss for the three months ending March 31, 2015 as compared to net loss for the three months ending March 31, 2014.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $26.4 million at March 31, 2015 compared to $82.8 million at December 31, 2014. Working capital decreased in in the quarter by $56.4 million, primarily due to development expenditures and other costs incurred during the quarter on the Phoenix Gold Project.

On April 9, 2015, the Company closed a bought deal private placement financing of 23,600,000 common shares on a “flow-through” basis under the Income Tax Act (Canada) at a price of $1.28 per flow-through share for aggregate gross proceeds of $30.2 million.  The gross proceeds from the offering will be used to incur eligible Canadian Exploration Expenses.  The proceeds are inclusive of an overallotment option that was fully exercised on closing.  In connection with the offering, the Company estimates it will incur share issuance costs of $1.7 million including an underwriter’s commission representing 5% of the gross proceeds.

On May 12, 2015, the Company entered into a financing agreement with CPPIB Credit Investments Inc., a wholly-owned subsidiary of the Canadian Pension Plan Investment Board (“CPPIB”), for a US $50 million secured loan facility.  The loan facility has a five-year term that will mature on May 12, 2020, with the entire principal amount payable at maturity.  The loan facility bears an annual cash interest rate of 7.5%, compounded quarterly.  In consideration for the loan facility, the Company issued 10,000,000 warrants to CPPIB.  Each warrant gives the holder the right to purchase one common share in the Company for a price of $1.715 exercisable up to and including May 12, 2020.  The proceeds from the loan facility will be used for the development of the Phoenix Gold Project and to provide adequate working capital and flexibility to optimize the Phoenix Gold Project during the ramp-up period to potential commercial production.

CASH FLOWS

Three Months ended March 31, 2015 compared to the Three Months ended March 31, 2014

For the three months ended March 31, 2015, the Company had net cash outflows of $62.2 million compared to net cash inflows of $131.8 million in the three months ended March 31, 2014, an increase of net cash outflows of $194.0 million. Increases in spending at the Phoenix Gold Project and reduction in proceeds from financing activities contributed to the net cash outflows increase for the current period.

Operating Activities

Net cash used in operating activities was $13.6 million for the three months ended March 31, 2015 compared with net cash used in operating activities of $0.7 million for the three months ending March 31, 2014, representing an increase of net cash outflow of $12.9 million. The increase in cash used in operations results from significant changes in non-cash working capital primarily due to payment of trade payables and accrued liabilities, and an increase in the net loss as discussed in operating results above.

Investing Activities

$66.6 million of net cash was used in investing activities for the three months ended March 31, 2015 compared with net cash used in investing activities of $8.1 million for the three months ended March 31, 2014, a difference  of $58.5 million between periods. The change was due in part to an increase in expenditures related to the construction of the Phoenix Gold Project in the current year. Additionally, $nil of temporary investments matured in the current period compared to $10 million that matured during the three months ended March 31, 2014, and cash used in restricted cash of $8.0 million in the three months ended March 31, 2015 compared to cash proceeds from restricted cash of $4.2 million during the three months ended March 31, 2014.

Financing Activities

Financing activities generated $15.6 million of cash in the three months ended March 31, 2015 as the Company received the final deposit from the Gold Stream Facility. Proceeds from financing in the three months ending March 31, 2014 were $140.7 million primarily due to a public offering and proceeds from the Gold Stream Facility.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in Notes 2, 4 and 13 to the financial statements. Overall, the Company’s most significant risk exposure relates to its cash and Gold Stream Facility.

The Company’s paramount concern with respect to cash and short-term cash investment balances is preservation of capital and therefore, during the period, authorized investments were restricted to instruments guaranteed by the Government of Canada or a Province of Canada or high-grade money market instruments guaranteed by any of the five largest Canadian banks.

The Company entered into a Gold Stream Facility in 2014 as described herein under the section “Significant accounting judgments and sources of estimation uncertainty”. Calculation of the Gold Stream Facility fair value is subject to risks and uncertainties related to variables contained in the Company’s valuation model. Management seeks to mitigate these risks in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, other than commitment and contingencies as described in Note 19 to the Financial Statements.

PROVISION FOR CLOSURE AND RECLAMATION

The Company has an obligation to close and rehabilitate the Phoenix Gold Project site upon its abandonment.

As of March 31, 2015, the Company has deposited a total of $3.4 million (December 31, 2014 - $3.4 million) with the Ontario Ministry of Northern Development and Mines (“MNDM”) as assurance for closure costs of current disturbances.

The estimated closure costs of the Phoenix Gold Project based on the period-end condition of the site were inflation adjusted to the estimated date of site remediation, which is 14 years from March 31, 2015, and then discounted back to the year-end using an estimate of the risk-free rate of 1.36%. The provision for closure and reclamation as at March 31, 2015 increased to $2.4 million (December 31, 2014 - $2.3 million) with the increase, after accretion of the discount of the prior estimate, added to exploration and evaluation assets.

COMMITMENTS AND CAPITAL LEASE OBLIGATIONS

At March 31, 2015, the Company has the following contractual, capital and operating lease and rental commitments:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Gold Stream Facility (1)	$96,716	Nil	Nil	Nil	$96,716
Capital (Finance) Lease Obligations	$4,408	$876	$1,986	$1,546	Nil
Lease and Rental Obligations	$1,618	$463	$1,085	$70	Nil
Purchase Obligations	$12,094	$11,923	$171	Nil	Nil
Other Long-Term Contractual Obligations reflected on the Company’s Balance Sheet under the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$114,836	$13,262	$3,242	$1,616	$96,716
(1)Subject to change see Note 13 “Gold Stream Facility” within the Notes to the Financial Statements for further discussion of this obligation.

The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

In February 2015, the Company entered into certain agreements necessary to secure the remaining hydroelectric grid power requirements for the Phoenix Gold Project once it enters production.  The cost to the Company as a result of these agreements is dependent on a number of factors including the cost to construct the required power line upgrades.  As of March 31, 2015 the estimated cost of these agreements is estimated to be between $9.3 million and $23.1 million, of which $0.7 million was paid during the three months ended March 31, 2015.  The balance remains unaccrued as it is contingent on uncertain future events.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the December 31, 2014 annual consolidated financial statements. The Company considers the following judgments and estimates to be most critical in understanding its financial results:

Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Estimates of the future price of gold pose a significant risk to the valuation of the Phoenix Gold Project and the impairment review of carrying values as described below.

Impairment of non-current non-financial assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, gold prices, mine plan estimates, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty and, as such, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

As at March 31, 2015, management of the Company determined that the volatile price of gold, escalating costs in the industry and the Company’s depressed share price had not resulted in a market capitalization below the carrying amount of the Company’s net assets indicating that the assets were not impaired. Although the result of this test did not indicate impairment, the Company completed an impairment assessment for the Phoenix Gold Project that included an estimate of the Project’s value in use.

Key assumptions incorporated in the impairment model included the following:

●	Long term gold price: US$1,274/oz.
●	Life of Mine gold head grade: 8.06 grams/tonne
●	Life of Mine average operating costs: $154 /tonne mineralized material milled
●	Canadian / US dollar exchange rate: 1.15
●	Production volume and recoveries as indicated in the Company’s Technical Report filed on SEDAR February 28, 2014
●	Discount rate: 5%

Management’s impairment assessment did not result in the identification of an impairment loss as of March 31, 2015. Although management believes the estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Sensitivities to changes in gold price, grade, and estimated operating costs, that differ from current projections, and increases to estimated capital costs might trigger an impairment that could be material.

Financial liabilities at fair value through profit and loss

As discussed in Note 13 to the Financial Statements - Gold Stream Facility, the Company entered into a Gold Stream Facility with Royal Gold on February 10, 2014. The Company reviewed the terms of the agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. In accordance with this standard, the Company concluded that the agreement represents an embedded derivative within a host debt instrument (purchase and sale agreement for gold). As the entire hybrid contract meets the criteria for treatment as a financial liability through profit and loss, the Company has designated it as such with initial and subsequent measurement at fair value. Transaction costs directly attributable to the Gold Stream Facility are expensed through profit and loss as incurred.

Fair value of the Gold Stream Facility on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as fair value and foreign exchange adjustments. Components of the adjustment to fair value at each reporting date include:

●	Accretion expense due to passage of time
●	Change due to movement in USD/CAD exchange rate as the liability is incurred in USD
●	Change in the risk free interest rate
●	Change in the Company specific credit spread
●	Change in any expected gold ounces to be delivered
●	Change in forward gold price forecast

Estimates and assumptions underlying the fair value calculations are reviewed on an ongoing basis in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

Flow-Through Common Shares

Periodically, the Company finances a portion of its exploration and development activities through the issuance of flow-through common shares whereby the tax benefits of the eligible resource expenditures incurred are renounced to investors in accordance with tax legislation. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the fair value of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium and is reversed and recognized as an income tax recovery as the related resource expenditures are incurred and the tax effect of the temporary differences is recorded. The net difference between the liability and the value of the tax assets renounced is reported as deferred tax expense.

Long-Term Incentive Plan

In the first quarter of 2015 the Company established a Long-Term Incentive Plan consisting of Restricted Share Units and Performance Share Units for directors and certain employees of the Company.

Each restricted share unit (“RSU”) has the same value as one Common Share of the Company at the prevailing market price on the TSX.  The RSUs vest one-third on the first, second and third anniversary of the grant date and settled only in cash.  A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement.  The liability is recognized on a graded vesting basis over the vesting period, with a corresponding charge to compensation expense.

Each performance share unit (“PSU”) has the same value as one Common Share of the Company at the prevailing market price on the TSX.  The PSUs vest based on the Company achieving certain performance targets over a three year period and settled only in cash.  A liability for PSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement.  The liability is recognized on a graded vesting basis over the vesting period, with a corresponding charge to compensation expense.

Upon obtaining TSX and shareholder approval, subject to a vote in the second quarter of 2015, each RSU and PSU will convert from cash-settlement upon vesting to equity-settlement upon vesting.

Production Inventories

Mineralized material in stockpile inventory is valued at the lower of cost and net realizable value.  Cost is determined on a weighted average basis and includes all expenditures directly attributable to mineral extraction and processing.

Net realizable value is determined with reference to relevant market prices, less estimated applicable costs of completion.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

IFRS 15, “Revenue from Contracts with Customers”

In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (“US GAAP”). As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

IFRS 9, “Financial Instruments”

The IASB issued its completed version of IFRS 9, Financial Instruments (“IFRS 9”) in July 2014. The completed standard provides revised guidance on the classification and measurement of financial assets. It also introduces a new expected credit loss model for calculating impairment for financial assets. The new hedging guidance that was issued in November 2013 is incorporated into this new final standard.

This final version of IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

OUTSTANDING SHARE DATA

As at May 14, 2015, the Company had the following common shares, stock options, and warrants outstanding:

Common shares	394,240,870
RSUs(2)	506,767
PSUs(2)	1,480,263
Stock options(1)	17,693,947
Warrants(1)	10,000,000
Fully diluted share capital	423,921,847
(1)Each Option and Warrant entitles the holder to acquire one Common Share.
(2)Each RSU and PSU entitles the holder to one Common Share. The RSUs and PSUs have been issued pursuant to the long-term incentive plan, which was approved by the Board of   Directors on March 18, 2015, but is still subject to TSX and shareholder approval.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable  assurance with respect to financial  statement preparation and presentation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2015  that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS AND OTHER CAUTIONARY INFORMATION

This MD&A contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the start of projected initial production occurring in mid-2015, the Company’s plans in respect of its construction, development and outlook for the Phoenix Gold Project and the Company’s expectations in respect of the continuity, mineralization and grade of its deposits.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this MD&A is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision.

Forward-looking statements contained herein are made as of the date of this MD&A and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This MD&A uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. The estimation of “measured” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “inferred” or “indicated” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The inclusion of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this press release were reported using CIM Standards.

Qualified Persons

The content of this MD&A has been read and approved by Daniel Labine, P.Eng., Vice President, Operations,, Howard Bird, B.Sc. (Hons.), P.Geo., Vice-President, Exploration, and Mark Ross, B.Sc., P.Geo., Chief Mine Geologist. All are Qualified Persons as defined by NI 43-101.

APPROVAL

The Board of Directors has approved the disclosure contained in this MD&A.